vFinance, Inc.
--------------------------------------------------------------------------------
           3010 North Military Trail, Suite 300, Boca Raton, FL 33431

August 7, 2006

By Edgar, US Mail and Facsimile to: (202) 772-9208

Ms. Margaret Fitzgerald
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: vFinance, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2005
Filed March 31, 2006
File #001-11454

Dear Ms. Fitzgerald:

We have reviewed your comment letter dated July 5, 2006 and have completed the responses as per your instructions. We have indicated not only explanations as requested, but where necessary, we have included proposed amended disclosures to the Form 10-KSB.

In connection with responding to your comments, vFinance, Inc. acknowledges the following:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing.
2. Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will amend our Form 10-KSB once you have indicated that we have answered all of your questions and modified our disclosures to your satisfaction. We would be happy to meet with you and other members of the staff to discuss our responses to the staff's comments, if you believe such a meeting would be helpful in resolving any outstanding issues.
Thank you for your assistance thus far.

Sincerely,


Alan B. Levin
Interim Chief Financial Officer
vFinance, Inc.

vFinance, Inc. Form 10-KSB for the Fiscal Year Ended December 31, 2005 Page 2 of 12
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Reponses to Comments

Consolidated Statements of Operations, page F-3

Comment 1:

We noted your response to prior comment 3. We do not believe it is appropriate to present a gross profit measure or a total cost of revenue measure that does not include overhead components. Please revise to either delete these measures or to appropriately include overhead components in their determination.

Response:

We plan to file an amendment to our 10-KSB, which will reflect revised consolidated statements of operations to remove the total cost of revenue and gross profit measures. Additionally, we will revise our management's discussion and analysis to reflect this revised presentation.

Significant Accounting Policies and Other Matters, page F-6

Comment 2:

We note your response to prior comment 3 and have the following additional comments:

o As previously requested, please revise to provide a roll-forward of your allowance for uncollectible receivables, and disclose how you have validated the accuracy of your allowance. Refer to SAB Topic 6L:6.

o Please revise to disclose the circumstances which lead to the additional $69.7 thousand to your allowance during 2005 and how you determined that the $408 thousand receivable balance as of the end of the year was fully collectible.

o Please revise to provide a description of the specific nature of the receivables charged-off in 2005.

Response:

The roll forward of our allowance for uncollectible receivables is as follows:

                                    Reserves
                Balance     Added In    Write-offs    Balance
                12/31/04      2005        in 2005     12/31/05
            ----------------------------------------------------
                $6,014     $70,990       $(77,004)    $     -
vFinance, Inc. Form 10-KSB for the Fiscal Year Ended December 31, 2005
Page 3 of 12
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We note that our statement of cash flows and previous  response to you indicated
additions to the reserve of $69.7 thousand, or approximately $1,300 less than indicated in the roll-forward above. We do not believe this variance is material.

The company validates it allowance for doubtful accounts using a review of each individual customer receivable and its relative collectibility. This collectibility is judged once a balance reaches 60 days delinquent. At this point, management will determine if the collectibility of the receivable is impaired, and if impaired, a reserve for the receivable will be created at that time. At no point does a receivable exceed 180 days without having a reserve established unless a written communication from the other party is received indicating its intent to pay the balance due. As these accounts receivable result from services performed on behalf of a client, and no loan exists, management feels SAB 6L:6 does not apply.

As indicated above, the additional reserves which amounted to $70,990 in 2005 were a result of management determining that collectibility of a client balance was unlikely, and reserving for that balance. The balance of $408,000 that remained at December 31, 2005 was deemed to be fully collectible based upon the fact that as of the issuance of the 10K on March 31, 2006 nearly all of that balance had already been collected.

Comment 3:

Please revise to include the disclosures for your capital leases required by paragraph 16(a) of SFAS 13 and disclose the nature of the equipment subject to the capital leases. Also revise your statement of cash flows to present the component of your lease payments attributable to interest expense as operating cash flows.

Response:

Our  amended  Form  10-KSB  will  reflect  this  revised  cash  flow   statement
presentation. We will also revise our significant accounting policy footnote as follows:

Furniture and Equipment

Furniture and equipment are stated on the basis of cost less accumulated depreciation, and consists primarily of computer equipment. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, 2-5 years, for financial reporting purposes. Depreciation expense for the years ended December 31, 2005 and 2004, totaled $299,604 and $147,804, respectively.

Furniture and equipment includes computer equipment acquired under capital leases in the amount of $573,000 at December 31, 2005.

We believe our current presentation of our future obligations under capital leases, as included in Note 9 to our consolidated financial statements, is appropriate. We note that these leases do not include contingent rents and the assets are not subleased.

vFinance, Inc. Form 10-KSB for the Fiscal Year Ended December 31, 2005 Page 4 of 12
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Investments, page F-8

Comment 4:

We note your response to prior comment 10 and that you consider 25% to be an appropriate discount to the fair market value of your shares which are restricted or thinly traded. Please revise to disclose the basis for the 25% discount.

Response:

Please see response to comment 6 below.

Comment 5:

We note your response to prior comment 10 and that you have relied upon your clearing firm for the determination of the fair value of your investments. Please revise your critical accounting policies to disclose your reliance upon the clearing firm for the determination of fair value and disclose how management has determined that such reliance is appropriate.

Response:

We  will  revise  our  significant   accounting  policy  footnote  and  critical
accounting policy disclosure in management's discussion and analysis, as follows (edits underlined):

Accounting Policy Footnote

Investments

Investments are classified as investments in trading securities and are held for resale in anticipation of short-term market movements or until such securities are registered or are otherwise unrestricted. Investments in trading securities include both trading account assets and equity instruments, which the Company has received as part of its compensation for investment banking services. At December 31, 2005, investments consisted of common stock, corporate bonds and common stock purchase warrants held for resale.

Trading account assets, consisting of marketable equity securities, are stated at fair value, which we obtain from our clearing firm. In cases where a stock is traded, but the shares we hold are restricted, we reduce this fair value by 25%, to reflect this restriction. When a stock has not traded, its fair value is deemed to be zero, until it begins to trade again. Unrealized gains or losses are recognized in the statement of operations on a monthly basis based on changes in the fair value of the security. Realized gains or losses are recognized in the statement of operations as trading profits when the equity instruments are sold.

vFinance, Inc. Form 10-KSB for the Fiscal Year Ended December 31, 2005
Page 5 of 12
--------------------------------------------------------------------------------

As mentioned above, the Company periodically receives equity instruments which include stock purchase warrants and common and preferred stock from companies as part of its compensation for investment-banking services. These instruments are stated at fair value in accordance with SFAS #115 "Accounting for certain investments in debt and equity securities" and EITF 00-8 "Accounting by a grantee for an equity instrument to be received in conjunction with providing goods or services." Primarily all of the equity instruments are received from small public companies. The stock and the stock purchase warrants received are typically restricted as to resale, although, the Company generally receives a registration right within one year. Company policy is to resell these securities in anticipation of short-term market movements. The Company recognizes revenue for such equity instruments based on the fair value of the stock at the time equity instruments are granted and for stock purchase warrants based on the Black-Scholes valuation model.

Net unrealized (losses) gains related to investments in trading securities as of December 31, 2005, and 2004, aggregated $(244,447) and $170,660, respectively. Net realized gains related to investments in trading securities as of December 31, 2005 and 2004 aggregated $174,775 and $1,087,741, respectively.

Critical Accounting Policies and Estimates (MD&A)

FAIR VALUE. "Trading securities owned" and "Securities sold, not yet purchased" on our consolidated statements of financial condition are carried at fair value or amounts that approximate fair value, with related unrealized gains and losses recognized in our results of operations. The estimates of fair value are fundamental to our financial condition and results of operations and, in certain circumstances, require complex judgments. We rely upon our clearing firm to provide us with these fair values, which is a standard industry practice because the clearing firms use market data services that provide fair values of securities based on current market prices. In the case of restricted securities, we further adjust the fair values we receive to reflect the restrictions.

Fair values for certain derivative contracts are derived from pricing models that consider current market and contractual prices for the underlying financial instruments or commodities, as well as time value and yield curve or volatility factors underlying the positions. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different pricing models or assumptions could produce different financial results. Changes in the fixed income and equity markets will impact our estimates of fair value in the future, potentially affecting principal trading revenues. The illiquid nature of certain securities or debt instruments also requires a high degree of judgment in determining fair value due to the lack of listed market prices and the potential impact of the liquidation of our position on market prices, among other factors.

vFinance, Inc. Form 10-KSB for the Fiscal Year Ended December 31, 2005 Page 6 of 12
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Comment 6:

We note your response to prior comment 10, in which you state that in the absence of a ready market for shares or if ready pricing is unavailable, you assume a fair value of zero. Given the absence of a market for some of your investments, please revise to disclose how you determined these securities qualify as trading securities, with unrealized gains and losses recognized in income. Please refer to paragraph 12 of SFAS 115.

Response:

We receive common stock from small public companies in exchange for services provided. Some of this common stock may be traded, while some of the stock is restricted when we receive it. When we receive restricted common stock, the related agreement generally requires the stock to be registered within one year. It is our policy to sell these securities in the near term in each case.

In the case of stock that is registered and traded, we rely upon our clearing firm to provide fair values which is standard in the industry because the clearing firms use market data services that provide fair values of securities based on current market prices. In cases, where stock has traded recently, but the shares we hold are restricted, we reduce this fair value by a 25% discount to reflect a lack of near-term liquidity. We believe that this discount approximates an overall average of the prices of restricted securities vs. their publicly traded equivalents, with the difference being a proxy for a discount for lack of liquidity. This is consistent with a number of empirical studies related to valuation of restricted stocks, including "Discounts Involved in Purchasing of Common Stock (1966 - 1969)," Institutional Investor Study Report of the Securities and Exchange Commission, and, more recently, "Restricted Stock Discounts, 1991 - 1995," Shannon Pratt's Business Valuation Update, March 1999. In the case of stock that has not traded recently, fair value is deemed to be zero by the clearing firm until the stock trades again.

Since this common stock represents securities that have readily determinable fair values, and they are held principally for the purpose of selling them in the near-term, with the objective of generating profits on short-term differences in prices, these investments are classified as trading securities.

vFinance, Inc. Form 10-KSB for the Fiscal Year Ended December 31, 2005 Page 7 of 12
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Comment 7:

We note your response to prior comment 11. Please revise to disclose the terms and nature of the grants received in exchange for services. In your response, please specifically disclose the vesting terms of the grants, and any events which would forfeit the grants. Please tell us how you have considered the guidance in EITF 00-18 in determining your accounting treatment of such grants.

Response:

EITF Issue 00-18 Issue 3 addresses how a grantee should account for a contingent right to receive grantor equity instruments that are consideration for the grantee's future performance. In the case of the securities we receive for serviced rendered, the services have already been provided at the date of grant and there are no vesting requirements. There are no events that could result in our forfeiture of the grants. Accordingly, the consideration is recognized as revenue when granted, as would be the case if the consideration were cash instead of equity.

Intangible Asset, page F-10

Comment 8:

We note your response to prior comment 13 and that the impairment was triggered by the departure of key members of management of First Level Capital. Please revise to disclose why no impairment analysis was performed and why no related charge was recognized in August 2005. Refer to paragraph 28 of SFAS 142.

Response:

Although the key members of management formally left First Level Capital in August 2005, the relationship remained intact by virtue of a tri-party clearing agreement, which was signed in conjunction with their departure. As a result of this agreement, we expected to continue the revenue streams anticipated and, therefore, did not consider an impairment indicator to be present. By November 2005, however, we realized our revenue generation expectations would not be met and, at that time, considered an impairment indicator to be present, reviewed the goodwill for impairment and recorded the charge noted.

vFinance, Inc. Form 10-KSB for the Fiscal Year Ended December 31, 2005 Page 8 of 12
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Comment 9:

We note your response to prior comments 14 and 15. Paragraph F1 of SFAS 141 defines the allocation period as the period for the acquiring entity to finalize the allocation when it is waiting on information that is known to be available and has arranged to obtain. We do not believe your circumstances are consistent with the adjustments contemplated by the allocation period defined by SFAS 141. Further, based on your statement that "there was no brand equity associated with EquityStation and that it would provide no useful utility", it appears that the goodwill was fully impaired and should have been written off at that date. Please revise accordingly.

Response:

We believe the customer relationship intangible asset should have been recognized at the time of the transaction, which would have resulted in a balance of zero goodwill in the initial purchase price allocation. We will restate our financial statements and related disclosures to reflect this revision to initial purchase price allocations, and to reflect amortization of the customer relationships in fiscal 2005 in the amount of approximately $293,000.

We  do  not   believe  an   impairment   charge  is   appropriate   because  the
reclassification resulted from a reconsideration of the assets acquired and initial purchase price allocation, not a decrease in the value of the net assets acquired. The conclusion that there was a substantial decrease in brand equity value is consistent with the conclusion that the initial allocation required revision, as opposed to being an indication that impairment was present.

Forgivable Loans, page F-11

Comment 10:

We note your response to prior comment 16 and that the amount of the loan forgiven is recognized as a component of compensation expense. This statement appears to contradict the presentation on the face of your Statement of Operations. Please revise to clarify.

Response:

We will revise this presentation in the revised  statements of operations within
our   amended   Form  10-KSB  to  reflect   forgivable   loans  as  general  and
administrative expense.

vFinance, Inc. Form 10-KSB for the Fiscal Year Ended December 31, 2005 Page 9 of 12
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Note 3: Acquisitions, page F-13

Comment 11:

We note your response to prior comment 18. Please revise to include the disclosures required by paragraphs 54 and 55 of SFAS 141.

Response:

We will revise the pro forma presentation in our amended Form 10-KSB to include earnings per share information and pro forma adjustments. The adjustment column will consist of the amortization of the intangible "customer relationships", as a result of the restatement noted in our response to your comment 9.

Note 5: Related Party Transactions, page F-14

Comment 12:

We note your response to prior comment 19. Please revise to disclose how management determined that the investment in JSM should be accounted for using the cost method instead of the equity method of accounting. Refer to paragraph 16 of APB 18.

Response:

We note that  although  the  terminology  "joint  venture"  and  "joint  venture agreement" have been utilized, the arrangement with JSM represented an investment agreement. Under this agreement, we obtained a 19% equity interest in JSM. This investment was accounted for utilizing the cost method of accounting because we owned less than 50% of JSM and had neither the ability nor the intent to control JSM.

Our disclosure will be revised as indicated in our response to comment 13.

Comment 13:

We note your response to prior comment 19 and note that in May 2003 vFinance merged its "company-owned" retail branches into JSM. Please revise to more clearly explain this transaction and to disclose the accounting treatment you applied. Refer to the technical literature you considered in determining the appropriateness of your accounting.

vFinance, Inc. Form 10-KSB for the Fiscal Year Ended December 31, 2005 Page 10 of 12
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Response:

The "merger" as noted in our original response does not represent a business combination from an accounting perspective. In effect, the employees of our retail branches departed our employment to become employees of JSM, of their own accord. No assets, leases or other legal rights were transferred from us to JSM. As a result, there was no accounting treatment for this event and we will remove the reference to "merger" in our disclosure.

Our disclosure will be revised as follows:

On January 1, 2003, the Company entered into an agreement with JSM Capital Holding Corp. ("JSM"), a retail brokerage operation headquartered in New York and founded by John S. Matthews. The Company issued JSM 1,000,000 warrants to purchase its common stock at an exercise price of $0.20 in exchange for a 19% equity investment in JSM. The warrants were valued using the Black-Scholes valuation method which calculated the value to be $0.08 per warrant, or $80,000. The Company accounts for this investment using the cost method. In August 2005, the relationship between the Company and JSM was terminated. Management fully impaired the investment in JSM in the last quarter of 2005, when it determined that JSM had no remaining material assets or operations.

Note 7: Shareholders' Equity, Page F-16

Comment 14:

We note your response to prior comment 21 and that you have limited the recognition of your beneficial conversion feature to the amount of the financing obtained less the imputed interest. We believe that you should have recognized the full amount of the $1.56 million, at the date of the financial arrangement. Given that debt was convertible at the date of issuance, the beneficial conversion feature should have been charged to expense on that date. Please refer to Case 1(a) of EITF 98-5 and revise your financial statements accordingly.

Response:

We do not believe that the full amount of the calculated BCF ($1.56 million) should be recognized as expense at the date of the financial arrangement. As noted in EITF 98-5, paragraph 6, the discount assigned to the beneficial conversion feature (BCF) should be limited to the proceeds allocated to the convertible instrument.

vFinance, Inc. Form 10-KSB for the Fiscal Year Ended December 31, 2005
Page 11 of 12
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The total proceeds  received were  $975,000,  of which $563,000 was allocated to imputed interest in accordance with APB 21, with the remaining $412,000 allocated to the instrument. In accordance with EITF 98-5, paragraph 6, we expensed the proceeds allocated to the instrument, $412,000, as BCF at the date of the transaction, since the security was convertible on the date of issuance. The $563,000 of interest was amortized over the life of the instrument until the notes were fully converted.

Comment 15:

In regards to the beneficial conversion feature, please revise to disclose the additional amounts recognized in subsequent periods due to the reduction in the conversion rate under the "special arrangement to encourage SBI participation."

Response:

We believe this was adequately disclosed on page F-16 or our 10-KSB, Shareholders Equity, as follows:

During February and March of 2004, $721,500 of the SBI Note was converted into 3,344,298 shares of the Company's common stock. Of this amount, $545,000 was converted into 2,725,000 shares of the Company's common stock at a discounted rate of $0.20 per share under a special arrangement offered by the Company to encourage further equity participation by SBI, which resulted in a $231,625 conversion premium expense during the first quarter of 2004.

We note that, with the exception of the conversion disclosed at $0.20 per share, all other conversions took place at the original stated rate of $0.285 per share.

Note 8: Debt, page F-20

Comment 16:

We note your response to prior comments 22 to 25. We believe that your debt under the UBS credit facility was in essence replaced by the agreement entered into with NFS, and we believe the recognition of the $1.5 million gain from the extinguishment of debt, in 2004, is not appropriate. Additionally, given that the integration fees are required to be repaid if the relationship is terminated, we do not believe that full recognition of the integration costs at date of receipt appropriately reflects your performance obligations under the agreement, and that the fee should be recognized ratably as your obligation to repay the amount diminishes over time. Please revise your financial statements to reflect your current obligation to repay the margin bonus and integration costs in the event of termination of the clearing arrangement, and to eliminate the gain of the extinguishment of debt in 2004.

vFinance, Inc. Form 10-KSB for the Fiscal Year Ended December 31, 2005 Page 12 of 12
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Response:

There are two separate transactions related to the extinguishment of debt and to entering into a new clearing arrangement. One transaction is the forgiveness of the $1.5 million loan by UBS Securities to vFinance Inc., which we recorded as a gain in the first quarter of 2004. This gain arose from their sale of their clearing business to National Financial Services ("NFS") and arises from their breach of their obligations under the credit facility and their cancellation of the facility. The second transaction was a new clearing agreement entered into by vFinance with NFS, whereby vFinance agreed to a termination fee of $1.7 million as consideration for receiving a $200,000 one-time transition payment and a margin bonus of $25,000 per month payable over 5 years. As a result, we believe that the recognition of the $1.5 million gain from the extinguishment of debt was appropriate.

However, we believe you are correct about the $200,000 transition payment we received that should have been amortized over the life of the clearing agreement, or five years. We will amend our 10-KSB for 2005 and subsequent filings to reflect this accounting treatment.

We further note that our cancellation of the clearing agreement with NFS is remote and therefore the contingent liability for a termination fee is disclosed in our footnotes, but not reflected as an obligation in our financials.